UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Odonate Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

676079106

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications:

Evan K. Hall, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219-7673

(214) 651-5000

SCHEDULE 13G

CUSIP No. 676079106

1	Names of Reporting Persons Ikarian Capital, LLC
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	Sec Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 1,340,631 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,340,631 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,340,631 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 3.5% (1)(2)
12	Type of Reporting Person (See Instructions) IA

(1)	Represents shares held by Ikarian Healthcare Master Fund, L.P., a Cayman Islands exempted limited partnership, and certain separately managed accounts. See Item 2 for more information.
(2)

Based upon 38,490,336 shares of Common Stock, $0.01 par value per share, outstanding as of October 29, 2021, as disclosed in the Issuer’s quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2021 filed by the Issuer with the U.S. Securities and Exchange Commission on November 10, 2021.

SCHEDULE 13G

CUSIP No. 676079106

1	Names of Reporting Persons Chart Westcott
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	Sec Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 1,340,631 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,340,631 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,340,631 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 3.5% (1)(2)
12	Type of Reporting Person (See Instructions) IN; HC

(1)	Represents shares held by Ikarian Healthcare Master Fund, L.P., a Cayman Islands exempted limited partnership, and certain separately managed accounts. See Item 2 for more information.
(2)

Based upon 38,490,336 shares of Common Stock, $0.01 par value per share, outstanding as of October 29, 2021, as disclosed in the Issuer’s quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2021 filed by the Issuer with the U.S. Securities and Exchange Commission on November 10, 2021.

SCHEDULE 13G

CUSIP No. 676079106

1	Names of Reporting Persons Neil Shahrestani
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	Sec Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 1,340,631 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,340,631 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,340,631 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 3.5% (1)(2)
12	Type of Reporting Person (See Instructions) IN; HC

(1)	Represents shares held by Ikarian Healthcare Master Fund, L.P., a Cayman Islands exempted limited partnership, and certain separately managed accounts. See Item 2 for more information.
(2)

Based upon 38,490,336 shares of Common Stock, $0.01 par value per share, outstanding as of October 29, 2021, as disclosed in the Issuer’s quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2021 filed by the Issuer with the U.S. Securities and Exchange Commission on November 10, 2021.

Item 1.

(a)	Name of Issuer:

Odonate Therapeutics, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

3 East 28th Street, 10th Floor, New York, New York 10016

Item 2.

(a)	Name of Person Filing:

This statement is filed jointly by and on behalf of each of Ikarian Capital, LLC, a Delaware limited liability company (“Ikarian Capital”), Chart Westcott and Neil Shahrestani (collectively referred herein as the “Reporting Persons”). Ikarian Healthcare Master Fund, L.P., a Cayman Islands exempted limited partnership (the “Fund”), and certain separately managed accounts managed by Ikarian Capital (collectively, the “Managed Accounts”) are the record owners of the securities covered by this statement. Ikarian Capital is an investment adviser registered under the Investment Advisers Act of 1940, as amended, and serves as investment manager to the Fund and as sub-adviser to the Managed Accounts, and may be deemed to have beneficial ownership of the securities covered by this statement through the investment discretion it has over the Fund and the Managed Accounts. Ikarian Capital is ultimately controlled, indirectly, by Mr. Westcott, and Mr. Shahrestani. Accordingly, each of Mr. Westcott and Mr. Shahrestani may be deemed to indirectly beneficially own securities beneficially owned by Ikarian Capital. The Fund disclaims beneficial ownership of the shares held by the Managed Accounts. The Managed Accounts disclaim beneficial ownership of the shares held by the Fund.

Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purpose of Section 13(d) or 13(g) of the Act. Each of the Reporting Persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purpose of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.

Address	of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is c/o Ikarian Capital, LLC, 100 Crescent Court, Suite 1620, Dallas, Texas 75201.

(b)	Citizenship:

See Item 4 on the cover page(s) hereto.

(c)	Title and Class of Securities:

Common Stock, $0.01 par value per share.

(d)	CUSIP No.:

676079106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

The information set forth in Item 2(a) is incorporated by reference herein.

(a)	Amount Beneficially Owned as of December 31, 2021: See Item 9 on the cover pages(s) hereto.

(b)	Percent of Class as of December 31, 2021: See Item 11 on the cover page(s) hereto.

(c)	As of December 31, 2021, number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.

(ii)	Shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 on the cover pages hereto.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 on the cover pages hereto.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

The information set forth in Item 2(a) is incorporated by reference herein.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

IKARIAN CAPITAL, LLC

By:	Chart Westcott Living Trust
Its:	Manager

By:	/s/ Chart Westcott
Chart Westcott, Trustee

CHART WESTCOTT

/s/ Chart Westcott

NEIL SHAHRESTANI

/s/ Neil Shahrestani

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (filed herewith).